SCHEDULE 13D
                                 Amendment No. 4


         1.       Security and Issuer.

         This statement relates to the Common Stock, $.02 par value per share (the "Common Stock"), of Stanley Furniture Company, Inc., a Delaware corporation ("Stanley"), which has its principal executive offices at Route 57, Stanleytown, Virginia 24168. Capitalized terms used herein and not defined herein have the respective meanings ascribed to such terms in Amendment No. 4 to this Schedule 13D.

         4.       Purpose of the Transaction.

         The Common Stock covered by this report was acquired in connection with the Merger described in the Proxy Statement/Prospectus.

         By his execution hereof, except as discussed below, each of the reporting persons confirms that, as of the date of this statement, he has no plans or proposals which relate to or would result in any of the following:

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                  On June 27, 1997, the reporting persons sold an aggregate of 727,344 shares of Common Stock to the Company at $20.00 per share, pursuant to a Stock Purchase Agreement.

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the issuer;

                  (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;



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                  (g)      Changes in the issuer's charter, bylaws or
instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j)      Any action similar to any of those enumerated above.

         5.       Interest in Securities of Stanley.

         Unless indicated otherwise, each of the reporting persons has the sole power to vote or to direct the vote of the shares beneficially owned by such person and the sole power to dispose or to direct the disposition of the shares beneficially owned by such person.

         ML-Lee Acquisition Fund, L.P. (the "Lee Fund") and Thomas H. Lee Advisors I share voting and dispositive power with respect to the shares of Common Stock held by the Lee Fund.

         The reporting persons own 801,437 shares of Common Stock in the aggregate, or approximately 15% of the outstanding Common Stock of Stanley. Each of the reporting persons expressly disclaims the existence of a "group" among the reporting persons, within the meaning of Section 13(d) of the Securities
Exchange Act of 1934, as amended, and the Rules and Regulations of the Securities Exchange Commission promulgated thereunder, with respect to the beneficial ownership of Common Stock to which this statement relates. The filing of this statement by the reporting persons shall not be deemed to constitute an admission on the part of any of the reporting persons that such a group exists, or that such person is the beneficial owner of any shares of Common Stock not held by it.

         7.   Material to be Filed as Exhibits.

         Exhibit A Stock Purchase Agreement dated as of June 27, 1997 among Stanley and the Selling Stockholders (as
                           defined   therein)   (incorporated  by  reference  to
                           Exhibit 99.1 to Stanley's Current Report on Form 8-K dated June 30, 1997).


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                                   Signatures

           After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated:  July 10, 1997                 ML-LEE ACQUISITION FUND, L.P.

                                      By:  MEZZANINE INVESTMENTS, L.P.
                                           Managing General Partner

                                      By:   ML MEZZANINE INC.,
                                                 General Partner


                                      By:   /s/ Audrey L. Bommer
                                            Name:   Audrey L. Bommer
                                            Title:     Vice-President
                                                       and Treasurer


                                      Thomas H. Lee Advisors I


                                      By:   /s/ David V. Harkins
                                            Name:   David V. Harkins
                                            Title:  Senior Vice President